Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

October 8, 2019

VIA EDGAR TRANSMISSION

Mr. DeCarlo McLaren
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Pacer Funds Trust (the “Trust”)
File Nos.: 333-201530 and 811-23024

Dear Mr. McLaren:

This correspondence responds to comments the Trust received from the accounting staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Trust’s Post-Effective Amendment (“PEA”) No. 45 to its registration statement, filed on behalf of its series Pacer Trendpilot US Bond ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

The Trust’s responses to your comments are as follows:

1.Staff Comment: Please provide a completed fee table.

Response: The Fund’s fee table has been revised as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.65%
* Estimated for the current fiscal year.

2.Staff Comment: Please remove the heading “The Fund’s Investment Strategy”, as this section is already titled “Principal Investment Strategies of the Fund”.

Response: The heading “The Fund’s Investment Strategy” has been formatted to match the style of the preceding heading entitled “The Index”. The formatting is designed to separate the section entitled “Principal Investment Strategies of the Fund” into two sub-sections, one describing the index methodology and one describing the Fund’s strategy for obtaining exposure to the index. The Trust notes that such structure is familiar to investors in index funds and consistent with the disclosure for several other series of the Trust with a similar investment structure. Consequently, the Trust respectfully declines to remove the above-referenced heading.

3.Staff Comment: Please include a “Management Risk” disclosure due to the Fund’s use of representative sampling.

Response: The requested change has been made.

4.Staff Comment: Please prioritize the risks most likely to affect the Fund’s NAV, yield, or return. After listing the most significant risks, the remaining risks can be in alphabetical order. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.

While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.”

Additionally, the Trust notes that the section entitled “Principal Investment Risks” in the Fund’s summary section has been distilled down to less than two full pages, which the Trust believes makes the disclosure regarding all of the Fund’s principal risks accessible to investors, regardless of their sequence.

5.Staff Comment: Please add “Concentration Risk”.

Response: The Trust notes that the Fund is not expected to be concentrated in any industry or group of related industries. Consequently, the Trust respectfully declines to add a Concentration Risk disclosure to the Prospectus.

6.Staff Comment: Please revise the description of Mr. Iredale’s experience to include the month he started with VIA.

Response: The requested change has been made.

7.Staff Comment: Please disclose whether the Nominating Committee will consider nominees recommended by security holders and, if so, describe the procedures to be followed by security holders in submitting recommendations.

Response: The following disclosure has been added: “The Nominating Committee will accept and review shareholder nominations for Trustees, which may be submitted to the Trust by sending the nomination to the Trust’s Secretary, c/o/ Pacer Advisors, Inc., 500 Chesterfield Parkway, Malvern, Pennsylvania 19355.”

* * * * * *

If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586.

Very truly yours,

/s/ Michael D. Barolsky

Michael D. Barolsky
Senior Vice President
U.S. Bank Global Fund Services
as Administrator for the Trust

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